220 Bay Street, Suite 1405

Toronto, Ontario

M5J 2W4

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to Arizona Star Resource Corp.’s supplemental mailing list in order to receive the Company’s (i) annual financial statements and MD&A and (ii) interim financial statements and MD&A.  The documents will be accessible under the Company’s profile at www.sedar.com.  However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD&A

__

I wish to receive interim financial statements and MD&A

____

COMPLETE AND RETURN THIS FORM TO:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

___________________________

I confirm that I am the BENEFICIAL owner of

 shares of Arizona Star Resource Corp.

SIGNATURE OF

SHAREHOLDER:

______________________________________ DATE:____________

CUSIP:

04059G106

SCRIP COMPANY CODE:

AZSQ